SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LONDON SUMMER 2017 SCHEDULE

2 NEW ROUTES TO STRASBOURG & FARO

CALLS ON GOVT TO APPROVE 3 LONDON RUNWAYS IN POST BREXIT INITIATIVE

Ryanair, Europe's No.1 airline, today (31 Aug) launched its London summer 2017 schedule, with 2 new routes to Strasbourg and Faro, and more flights to Sofia and Nuremberg, which will deliver 23.6m customers p.a. and support 18,000* jobs at London Stansted, London Gatwick and London Luton airports.

Ryanair's London summer 2017 schedule will deliver:

London Stansted:
·     New route to Strasbourg (2 wkly)
·     More flights to: Sofia (2 daily) & Nuremberg (2 daily)
·     132 routes in total
·     19.9m customers p.a.
·     15,000* "on-site" jobs p.a.

London Gatwick:
·     5 routes in total: Belfast (4 daily), Cork (1 daily), Dublin (7 daily) & Shannon (1 daily)
·     1.7m customers p.a.
·     1,300* "on-site" jobs p.a.

London Luton:
·     New route to: Faro (5 wkly)
·     18 routes in total
·     2m customers p.a.
·     1,500* "on-site" jobs p.a.

In London, Ryanair's Michael O'Leary said:

"We are pleased to launch our London summer 2017 schedule, which includes 2 new routes to Strasbourg and Faro and more flights to Sofia and Nuremberg, which will deliver 23.6 million customers p.a. and support 18,000 jobs at London Stansted, London Gatwick and London Luton airports.

Ryanair calls on the new UK Government to be radical in its decision making on new runways for London instead of picking just one (Heathrow or Gatwick) and calls on Prime Minister Theresa May to approve 3 new runways - one each at Heathrow, Gatwick and Stansted, which will finally resolve the runway capacity issue for the next 50 years, while ensuring competition between airports delivers efficient facilities and prevents airlines and passengers being ripped off by gold-plated monopoly runways.

To celebrate the launch of our London summer 2017 schedule, we are releasing 100,000 seats for sale across our European network from just £19.99, which are available for booking until Monday (5 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                     Robin Kiely                                           Piaras Kelly
                                              Ryanair Ltd                                            Edelman Ireland
                                             Tel: +353-1-9451949                               Tel: +353-1-6789333
                                             press@ryanair.com                                ryanair@edelman.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 August, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary